SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Exercise of the Over-Allotment Option and Completion of the Global Offering

Rio de Janeiro, October 01, 2010. Petróleo Brasileiro S.A. – Petrobras announces that, the Brazilian and international underwriters for Petrobras’ public primary offering of Common Shares and Preferred Shares (the “Global Offering”) exercised yesterday, September 30, 2010, the over-allotment option in full, providing for the issuance of an aggregate of an additional 187,997,094 shares, without no par value including shares in the form of American Depositary Shares (“ADSs”), or 112,798,256 Preferred Shares and 75,198,838 Common Shares.

As a result, and in accordance with Brazilian law, the Company informs that its Board of Directors, in a meeting held on October 1, 2010, resolved to:

(i) approve the issuance of 75,198,838 Common Shares and 112,798,256 Preferred Shares at the public offering price of R$29.65 per Common Share and R$26.30 per Preferred Share, increasing the Company’s capital stock, within the limit of its authorized share capital as provided in Section 4, 1st paragraph of its By-laws, in the amount of R$5,196,239,679.50, Including the over-allotment option, the capital stock of the Company after the Global Offering increased to R$205,357,103,148.30, consisting of a total of 7,442,454,142 Common Shares and 5,602,042,788 Preferred Shares.

The Company further informs that today, October 1, 2010, in accordance with the board resolutions above the Company settled the over-allotment of 112,798,256 Preferred Shares, including 65,704,296 Preferred Shares in the form of ADSs and 75,198,838 Common Shares, all in the form of ADSs. The exercise of the over-allotment option resulted in an additional R$ 5,196,239,679.50 in proceeds from the Global Offering to the Company.

The closing of the over-allotment option concludes the stabilizing period for the Global Offering, and will allow the Company to publish the Announcement of the Closing of the Offering in Brazil, which is expected to occur on October 4, 2010.

The tables below set forth the Company’s share capital before the Global Offering and after the closing of the over-allotment option.

Shareholding Before the Global Offering(1)

Brazilian Federal Government	2.818.751.784	55,56%	0	0,00%	2.818.751.784	32,1%
BNDES Participações S.A. - BNDESPAR and BNDES	98.457.000	1,94%	574.047.334	15,51%	672.504.334	7,7%
Other	2.156.138.560	42,50%	3.126.682.062	84,49%	5.282.820.622	60,2%
Total	5.073.347.344	100,00%	3.700.729.396	100,00%	8.774.076.740	100,0%

(1) Does not reflect transfers of shares from the Brazilian federal government to its affiliates pursuant to Decree No. 7.295, of September 8, 2010.

Shareholding After the Global Offering
(including the over-allotment option)

	Voting Capital		Non-Voting Capital		Capital Stock
Shareholders	Common		Preferred		TOTAL
	Shares	%	Shares	%	Shares	%
Brazilian federal government	3.991.413.124	53,63%	66.019.279	1,18%	4.057.432.403	31,1%
BNDES Participações S.A. - BNDESPAR	173.400.392	2,33%	1.341.348.766	23,94%	1.514.749.158	11,6%
BNDES	224.845.426	3,02%	0	0,00%	224.845.426	1,7%
FFIE ( Sovereign Wealth Fund)	344.055.327	4,62%	161.596.958	2,88%	505.652.285	3,9%
Other	2.708.739.873	36,40%	4.033.077.785	71,99%	6.741.817.658	51,7%
Total	7.442.454.142	100,00%	5.602.042.788	100,00%	13.044.496.930	100,0%

This communication does not constitute an offer to sell or the solicitation of an offer to buy the securities described, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Petrobras has an effective registration statement on file with the SEC. Copies of the final prospectus supplement for the international offering may be obtained from Bank of America Merrill Lynch at 1-866-500-5408, Bradesco Securities, Inc. at isabela@bradescosecurities.com, Citigroup Global Markets Inc. at 1-800-831-9146, Itaú Securities collect at 1-212-710-6766, Morgan Stanley & Co. Incorporated at 1-866-718-1649 or Santander Investment Securities at 1-212-350-3649, or by visiting EDGAR on the SEC Web site at www.sec.gov.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.